Exhibit 99.1

ATRenew Inc. Reports Unaudited First Quarter 2024 Financial Results

SHANGHAI, May 20, 2024 /PRNewswire/ -- ATRenew Inc. ("ATRenew" or the "Company") (NYSE: RERE), a leading technology-driven pre-owned consumer electronics transactions and services platform in China, today announced its unaudited financial results for the three months ended March 31, 2024.

First Quarter 2024 Highlights

•
Total net revenues grew by 27.1% to RMB3,651.1 million (US$505.7 million) from RMB2,871.8 million in the first quarter of 2023.
•
Loss from operations was RMB43.4 million (US$6.0 million), compared to a loss from operations of RMB67.6 million in the first quarter of 2023. Adjusted income from operations (non-GAAP)1 was RMB80.2 million (US$11.1 million), compared to RMB44.4 million in the first quarter of 2023.
•
Number of consumer products transacted2 was 8.4 million compared to 7.9 million in the first quarter of 2023.

Mr. Kerry Xuefeng Chen, Founder, Chairman, and Chief Executive Officer of ATRenew, commented, “We are pleased to see that our total net revenues in the first quarter of 2024 once again reached the high-end of our guidance, achieving 27.1% year-over-year growth. Both the scale of our self-operated retail business and the gross transaction value of our multi-category recycling service business grew robustly year over year. Driven by the action plans at China's national and municipal levels, large-scale trade-in of consumer products has become an important way to promote domestic demand. We have observed increased user enthusiasm for trading in used consumer products, with users placing more trust in our recycling and fulfillment capabilities. We remain committed to continuously enhancing user experiences for used product recycling and trade-in by capturing service scenarios and leveraging our supply chain capabilities. At the same time, we will capitalize on burgeoning market opportunities driven by the steady development of the circular economy.”

Mr. Rex Chen, Chief Financial Officer of ATRenew, added, “During the quarter, we sustained our progress on our path to profitability, achieving an adjusted income from operations of RMB80.2 million. Adjusted income from operations had a meaningful improvement year over year. Utilizing our industry-leading supply chain, we continue to efficiently handle recycling, fulfillment, quality inspection, grading, pricing, and sales. Meanwhile, we further optimized promotional and customer acquisition efficiency by leveraging flexible marketing strategies and digital tools, while also serving users through our open platform. Looking ahead, we will strive to maintain healthy growth in our core business while steadily improving operational efficiency, creating sustainable long-term value for users and shareholders.”

1. See “Reconciliations of GAAP and Non-GAAP Results” for more information.

2. “Number of consumer products transacted” represents the number of consumer products distributed to merchants and consumers through transactions on the Company’s PJT Marketplace, Paipai Marketplace and other channels the Company operates in a given period, prior to returns and cancellations, excluding the number of consumer products collected through AHS Recycle; a single consumer product may be counted more than once according to the number of times it is transacted on PJT Marketplace, Paipai Marketplace and other channels the Company operates through the distribution process to end consumer.

First Quarter 2024 Financial Results

REVENUE

Total net revenues increased by 27.1% to RMB3,651.1 million (US$505.7 million) from RMB2,871.8 million in the same period of 2023.

•
Net product revenues increased by 28.5% to RMB3,309.8 million (US$458.4 million) from RMB2,575.2 million in the same period of 2023. The increase was primarily attributable to an increase in the sales of pre-owned consumer electronics both through the Company’s online and offline channels.
•
Net service revenues increased by 15.1% to RMB341.3 million (US$47.3 million), compared to RMB296.6 million in the same period of 2023. This increase was primarily due to an increase in the service revenue generated from PJT Marketplace and multi-category recycling business.

OPERATING COSTS AND EXPENSES

Operating costs and expenses were RMB3,702.9 million (US$512.9 million), compared to RMB2,941.4 million in the same period of 2023, representing an increase of 25.9%.

•
Merchandise costs were RMB2,947.8 million (US$408.3 million), compared to RMB2,252.1 million in the same period of 2023, representing an increase of 30.9%. This was primarily due to the growth in product sales.
•
Fulfillment expenses were RMB309.8 million (US$42.9 million), compared to RMB266.4 million in the same period of 2023, representing an increase of 16.3%. The increase was primarily due to an increase in personnel costs as the Company conducted more recycling and transaction activities compared with the same period of 2023.
•
Selling and marketing expenses were RMB321.3 million (US$44.5 million), compared to RMB299.0 million in the same period of 2023, representing an increase of 7.5%. The increase was primarily due to an increase in share-based compensation expenses. The increase was partially offset by a decrease in amortization of intangible assets and deferred cost resulting from assets and business acquisitions as the maturity of some intangible assets and deferred cost in the second quarter of 2023.
•
General and administrative expenses were RMB73.8 million (US$10.2 million), compared to RMB76.4 million in the same period of 2023, representing a decrease of 3.4%, primarily due to (i) a decrease in professional service and consulting fees, (ii) a decrease in expected credit loss relating to credit risk. The decrease was partially offset by an increase in personnel cost and office related expenses mainly composed of travelling expenses.
•
Technology and content expenses were RMB50.2 million (US$7.0 million), compared to RMB47.4 million in the same period of 2023, representing an increase of 5.9%. The increase was primarily due to an increase in personnel costs in connection with the ongoing upgrade of the Company’s operation center and system.

LOSS FROM OPERATIONS

Loss from operations was RMB43.4 million (US$6.0 million), compared to RMB67.6 million in the same period of 2023.

Adjusted income from operations (non-GAAP) was RMB80.2 million (US$11.1 million), compared to RMB44.4 million in the same period of 2023.

NET LOSS

Net loss was RMB92.9 million (US$12.9 million), compared to RMB50.0 million in the same period of 2023.

Adjusted net income (non-GAAP) was RMB20.7 million (US$2.9 million), compared to RMB50.1 million in the same period of 2023.

BASIC AND DILUTED NET LOSS PER ORDINARY SHARE

Basic and diluted net loss per ordinary share were RMB0.58 (US$0.08), compared to RMB0.31 in the same period of 2023.

Adjusted basic and diluted net income per ordinary share (non-GAAP) were RMB0.13 (US$0.02), compared to RMB0.31 and RMB0.30 in the same period of 2023.

CASH AND CASH EQUIVALENTS, RESTRICTED CASH, SHORT-TERM INVESTMENTS AND FUNDS RECEIVABLE FROM THIRD PARTY PAYMENT SERVICE PROVIDERS

Cash and cash equivalents, restricted cash, short-term investments and funds receivable from third party payment service providers were RMB2,599.9 million (US$360.1 million) as of March 31, 2024, as compared to RMB2,854.4 million as of December 31, 2023.

Business Outlook

For the second quarter of 2024, the Company currently expects its total revenues to be between RMB3,670.0 million and RMB3,770.0 million, representing an increase of 23.8% to 27.2% year-over-year. This forecast only reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Recent Development

On April 26, 2024, ATRenew announced that Mr. Mervin Ye Zhou has been appointed as a new member of the Company’s board of directors (the “Board”), the compensation committee of the Board, and the nominating and corporate governance committee of the Board, effective immediately, to fill the vacancies arising from the resignation of Mr. Lijun Xin.

Conference Call Information

The Company’s management will hold a conference call on Monday, May 20, 2024 at 08:00 A.M. Eastern Time (or 08:00 P.M. Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Access Code:	3927893

The replay will be accessible through May 27, 2024 by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Access Code:	7389602

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at ir.atrenew.com.

About ATRenew Inc.

Headquartered in Shanghai, ATRenew Inc. operates a leading technology-driven pre-owned consumer electronics transactions and services platform in China under the brand ATRenew. Since its inception in 2011, ATRenew has been on a mission to give a second life to all idle goods, addressing the environmental impact of pre-owned consumer electronics by facilitating recycling and trade-in services, and distributing the devices to prolong their lifecycle. ATRenew's open platform integrates C2B, B2B, and B2C capabilities to empower its online and offline services. Through its end-to-end coverage of the entire value chain and its proprietary inspection, grading, and pricing technologies, ATRenew sets the standard for China's pre-owned consumer electronics industry. ATRenew is a participant in the United Nations Global Compact, and adheres to its principles-based approach to responsible business.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2203 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 29, 2024.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses adjusted income from operations, adjusted net income and adjusted net income per ordinary share as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted income from operations is loss from operations excluding the share-based compensation expenses and amortization of intangible assets and deferred cost resulting from assets and business acquisitions. Adjusted net income is net (loss) income excluding the share-based compensation expenses and amortization of intangible assets and deferred cost resulting from assets and business acquisitions and tax effects of amortization of intangible assets and deferred cost resulting from assets and business acquisitions. Adjusted net income per ordinary share is adjusted net income attributable to ordinary shareholders divided by weighted average number of shares used in calculating net (loss) income per ordinary share.

The Company presents non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. The Company believes that adjusted income from operations and adjusted net income help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that are included in loss from operations and net (loss) income. The Company also believes that the use of non-GAAP financial measures facilitates investors’ assessment of the Company’s operating performance. The Company believes that adjusted income from operations and adjusted net income provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. The share-based compensation expenses, amortization of intangible assets and deferred cost resulting from assets and business acquisitions and tax effects of amortization of intangible assets and deferred cost resulting from assets and business acquisitions have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP financial measures for the period should not be considered in isolation from or as an alternative to income from operations, net income, and net income attributable to ordinary shareholders per share, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. ATRenew may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ATRenew's beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: ATRenew's strategies; ATRenew's future business development, financial condition and results of operations; ATRenew's ability to maintain its relationship with major strategic investors; its ability to facilitate pre-owned consumer electronics transactions and provide relevant services; its ability to maintain and enhance the recognition and reputation of its brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in ATRenew's filings with the SEC. All information provided in this press release is as of the date of this press release, and ATRenew does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

In China:

ATRenew Inc.

Investor Relations

Email: ir@atrenew.com

In the United States:

ICR LLC.

Email: atrenew@icrinc.com

Tel: +1-212-537-0461

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share and otherwise noted)

	As of December 31,	As of March 31,
	2023	2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,978,696	1,609,942	222,974
Restricted cash	210,000	232,000	32,132
Short-term investments	410,547	472,674	65,465
Amount due from related parties, net	89,592	139,638	19,340
Inventories	1,017,155	847,727	117,409
Funds receivable from third party payment service providers	253,107	285,303	39,514
Prepayments and other receivables, net	567,622	633,780	87,778
Total current assets	4,526,719	4,221,064	584,612
Non-current assets:
Amount due from related parties, net, non-current	—	40,000	5,540
Long-term investments	467,095	482,003	66,757
Property and equipment, net	148,223	150,095	20,788
Intangible assets, net	270,631	203,737	28,217
Other non-current assets	80,411	74,430	10,308
Total non-current assets	966,360	950,265	131,610
TOTAL ASSETS	5,493,079	5,171,329	716,222
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	349,931	560,401	77,615
Accounts payable	532,293	133,793	18,530
Contract liabilities	119,715	86,997	12,049
Accrued expenses and other current liabilities	465,123	448,126	62,065
Accrued payroll and welfare	146,371	105,622	14,628
Amount due to related parties	78,032	85,327	11,818
Total current liabilities	1,691,465	1,420,266	196,705
Non-current liabilities:
Operating lease liabilities, non-current	22,495	17,785	2,463
Deferred tax liabilities	67,658	57,611	7,979
Total non-current liabilities	90,153	75,396	10,442
TOTAL LIABILITIES	1,781,618	1,495,662	207,147
TOTAL SHAREHOLDERS' EQUITY	3,711,461	3,675,667	509,075
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,493,079	5,171,329	716,222

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended,
	March 31, 2023	December 31, 2023	March 31, 2024
	RMB	RMB	RMB	US$
Net revenues
Net product revenues	2,575,178	3,522,474	3,309,819	458,405
Net service revenues	296,616	351,098	341,317	47,272
Operating (expenses) income (1)(2)
Merchandise costs	(2,252,121)	(3,149,968)	(2,947,815)	(408,268)
Fulfillment expenses	(266,386)	(301,081)	(309,768)	(42,902)
Selling and marketing expenses	(299,041)	(317,025)	(321,337)	(44,505)
General and administrative expenses	(76,440)	(62,187)	(73,825)	(10,225)
Technology and content expenses	(47,433)	(63,774)	(50,183)	(6,950)
Other operating income, net	2,036	3,752	8,406	1,164
Loss from operations	(67,591)	(16,711)	(43,386)	(6,009)
Interest expense	(811)	(1,558)	(3,978)	(551)
Interest income	7,952	13,217	6,593	913
Other (loss) income, net	(570)	832	(41,437)	(5,739)
Loss before income taxes and share of loss in equity method investments	(61,020)	(4,220)	(82,208)	(11,386)
Income tax benefits	11,860	8,923	10,047	1,391
Share of loss in equity method investments	(839)	(1,925)	(20,702)	(2,867)
Net (loss) income	(49,999)	2,778	(92,863)	(12,862)
Net (loss) income per ordinary share:
Basic	(0.31)	0.02	(0.58)	(0.08)
Diluted	(0.31)	0.02	(0.58)	(0.08)
Weighted average number of shares used in calculating net (loss) income per ordinary share
Basic	163,827,229	160,765,588	161,480,251	161,480,251
Diluted	163,827,229	160,765,588	161,480,251	161,480,251
Net (loss) income	(49,999)	2,778	(92,863)	(12,862)
Foreign currency translation adjustments	(10,530)	(7,014)	240	33
Total comprehensive loss	(60,529)	(4,236)	(92,623)	(12,829)

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (CONTINUED)

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended,
	March 31, 2023	December 31, 2023	March 31, 2024
	RMB	RMB	RMB	US$
(1) Includes share-based compensation expenses as follows:
Fulfillment expenses	(5,507)	(5,480)	(6,381)	(884)
Selling and marketing expenses	(3,804)	(3,974)	(30,406)	(4,211)
General and administrative expenses	(18,999)	(16,974)	(15,677)	(2,171)
Technology and content expenses	(4,686)	(4,967)	(4,251)	(589)
(2) Includes amortization of intangible assets and deferred cost resulting from assets and business acquisitions as follows:
Selling and marketing expenses	(78,495)	(66,412)	(66,412)	(9,198)
Technology and content expenses	(482)	(482)	(482)	(67)

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended,
	March 31, 2023	December 31, 2023	March 31, 2024
	RMB	RMB	RMB	US$
Loss from operations	(67,591)	(16,711)	(43,386)	(6,009)
Add:
Share-based compensation expenses	32,996	31,395	56,715	7,855
Amortization of intangible assets and deferred cost resulting from assets and business acquisitions	78,977	66,894	66,894	9,265
Adjusted income from operations (non-GAAP)	44,382	81,578	80,223	11,111
Net (loss) income	(49,999)	2,778	(92,863)	(12,862)
Add:
Share-based compensation expenses	32,996	31,395	56,715	7,855
Amortization of intangible assets and deferred cost resulting from assets and business acquisitions	78,977	66,894	66,894	9,265
Less:
Tax effects of amortization of intangible assets and deferred cost resulting from assets and business acquisitions	(11,860)	(10,047)	(10,047)	(1,391)
Adjusted net income (non-GAAP)	50,114	91,020	20,699	2,867
Adjusted net income per ordinary share (non-GAAP):
Basic	0.31	0.57	0.13	0.02
Diluted	0.30	0.57	0.13	0.02
Weighted average number of shares used in calculating net income per ordinary share
Basic	163,827,229	160,765,588	161,480,251	161,480,251
Diluted	169,151,003	160,765,588	161,480,251	161,480,251